Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Nine Months Ended September 30, 2002
Earnings:
Income before taxes	$339,184
Minority interests in consolidated subsidiaries	390
Income from equity investees	(13,690)

Income from continuing operations before income taxes, minority interests and earnings from equity investees	325,884
Add: Total fixed charges (per below)	24,681
Distributed income of equity investees	17,610

Total earnings	$368,175

Fixed charges:
Interest expensed	$16,897
Estimate of interest within rental expense (1)	7,784

Total fixed charges	$24,681

Ratio of earnings to fixed charges	14.92

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).